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            QUESTION AND ANSWER MEMO SENT TO ELIGIBLE OPTION HOLDERS


Stock Option Exchange Program

Please refer to the complete Offer to Exchange for additional, more detailed, information regarding the Stock Option Exchange Program.

1.  WHO IS ELIGIBLE TO PARTICIPATE IN THE STOCK OPTION EXCHANGE PROGRAM?

All current, active U.S. resident employees of Spherion Corporation and its subsidiaries are eligible to participate. You must be employed by Spherion continually from the date of the surrender of options through and including the date the new options are granted in order to receive new options.

2.  WHAT STOCK OPTIONS CAN BE SURRENDERED?

All outstanding stock options (vested or unvested) from eligible option plans (identified in The Offer to Exchange) with an exercise price of $18 or higher can be surrendered; provided that option grants that vest (or whose vesting accelerates) based on something other than the passage of time (e.g., based on revenue targets or targeted stock trading prices) are excluded from the program. Also, options that would ordinarily expire before the date that the new options will be granted are excluded from the program.

3.  DO I HAVE TO PARTICIPATE?

No.  Participation in the program is completely voluntary.

4.  IF I DO PARTICIPATE, CAN I SURRENDER JUST A PORTION OF MY OPTIONS?

You may make a different decision for each option grant you hold, but all the outstanding shares remaining in the same option grant must be either surrendered or retained.

5.  WHEN DO I SURRENDER MY OPTIONS?

The anticipated surrender date is January 31, 2002. You will receive documents regarding the option exchange program in the mail in the next few days. The election form must be returned to and received by Spherion on or before January 31, 2002 in order to participate in the program. If Spherion does not receive an election form from you, we will assume you do NOT want to participate.

6.  WHEN DO I RECEIVE MY NEW OPTIONS?

We will grant your new options on August 9, 2002, or a later date if the offer is extended. You should receive your new option paperwork in the mail by the end of August.

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7. WHAT IF I AM NOT  EMPLOYED  BY  SPHERION  ON THE DATE THE NEW  OPTIONS  ARE
ISSUED?

You must be employed by Spherion on the date the new options are issued in order to receive new options. If you are not, you will not be entitled to receive any options, nor will you receive any compensation in lieu of the options.

8.  WHAT WILL BE THE EXERCISE PRICE OF THE NEW OPTIONS?

The new options will have an exercise price equal to the closing price of Spherion stock on the date of grant (i.e., expected to be August 9, 2002).

9.  HOW MAY OPTIONS WILL I RECEIVE IN EXCHANGE FOR THOSE I HAVE SURRENDERED?

You will receive one option share for every 2 1/2 option shares you surrender. However, we will not issue any options exercisable for fractional shares. Instead, we will round down to the nearest whole number of new options with respect to each grant surrendered.

10.  HOW WILL THE NEW OPTIONS VEST?

The new options will vest over two years: 50% on the one-year anniversary of the grant date and 50% on the two-year anniversary of the grant date.

11.  WHAT WILL BE THE TERMS OF THE NEW OPTIONS?

The options will be issued under Spherion Corporation's 2000 Stock Incentive Plan and will expire after ten years.